SEABRIDGE GOLD INC.
                                  NEWS RELEASE

TRADING SYMBOLS: TSX-V: SEA                                FOR IMMEDIATE RELEASE
                 AMEX: SA                                      NOVEMBER 28, 2005

     SEABRIDGE GOLD RECEIVES KERR-SULPHURETS DRILL RESULTS FROM FALCONBRIDGE
        GOLD-COPPER MINERALIZATION ENCOUNTERED IN ALL SIX TARGETS TESTED

TORONTO, CANADA... Seabridge Gold announced today that Falconbridge Limited has provided Seabridge with the results of its 2005 drill program at Seabridge's 100% owned Kerr-Sulphurets Property located in British Columbia, Canada. The 2005 program consisted of 16 widely-spaced core drill holes totaling 4,092 meters designed to test six targets situated outside the resources previously defined for the Kerr and Sulphurets deposits (see www.seabridgegold.net/Kerr2005Map.jpg). Gold-copper mineralization was encountered at all six targets, with the Iron Cap, West Mitchell and Icefields zones yielding the most encouraging results.

Iron Cap Zone
-------------
The Iron Cap Zone is a large area of well-exposed gossanous, intensely and pervasisve quartz-sericite-pyrite-altered intrusive and volcanic rock at the northeast corner of the Seabridge claim block. It covers a roughly 500 by 1,500 meter northeast trending area between the Iron Cap glacier and Mitchell glacier. Falconbridge drilled five core holes totaling 1,247 meters at Iron Cap. Each of the five holes cut long intercepts of very fine grained chalcopyrite mineralization in intensely phyllic-altered monzonite. Results are as follows:

------------- ----------- ----------- ------------ --------------- -------------
                                                       COPPER
   DRILL         FROM         TO        INTERVAL        GRADE        GOLD GRADE
    HOLE       (METERS)    (METERS)     (METERS)         (%)            (G/T)
------------- ----------- ----------- ------------ --------------- -------------
  IC-05-01       3.3         249.3        246.0          0.20           0.52
   incl.         31.3         91.3        60.0           0.23           1.09
------------- ----------- ----------- ------------ --------------- -------------
  IC-05-02       0.9         250.0        249.1          0.21           0.50
   incl.        216.9        250.0        33.1           0.21           1.04
------------- ----------- ----------- ------------ --------------- -------------
  IC-05-03       1.5         249.3        247.8          0.22           0.27
------------- ----------- ----------- ------------ --------------- -------------
  IC-05-04       5.2         248.1        242.9          0.21           0.35
   incl.        205.9        242.8        36.9           0.27           0.83
------------- ----------- ----------- ------------ --------------- -------------
  IC-05-05       6.6         249.6        243.0          0.15           0.12
------------- ----------- ----------- ------------ --------------- -------------

West Mitchell Zone
------------------
The West Mitchell Zone is the westward continuation of the Mitchell Zone located 750 meters to the east. The Mitchell Zone is an area of intensely stockworked and veined, mainly phyllic altered, variably foliated volcanics and monzonitic porphyry exposed over an area of at least 200 by 1,000 meters. Three holes previously drilled by Placer Dome at the Mitchell zone encountered long intervals (+150 meters) of gold-copper mineralization grading approximately 0.70 gpt gold and 0.20% copper. Falconbridge drilled one core hole totaling 283 meters at West Mitchell with the following results:

         ===============================================================
            172 King Street East, 3rd Floor; Toronto, Ontario M5A 1J3
               Telephone: (416) 367-9292 Facsimile: (416) 367-2711

-------------- ----------- ----------- ------------ -------------- -------------
                                                       COPPER
   DRILL          FROM         TO        INTERVAL        GRADE        GOLD GRADE
    HOLE        (METERS)    (METERS)     (METERS)         (%)            (G/T)
-------------- ----------- ----------- ------------ -------------- -------------
 WM-05-01          3.8        282.9        279.1         0.17           0.65
   Incl.         141.0        261.6        120.6         0.22           0.91
-------------- ----------- ----------- ------------ -------------- -------------

Icefields Zone
--------------
Falconbridge believes that the Icefields Zone is the northeast extension of the Sulphurets gold deposit delineated by Placer Dome. Seabridge's geologists note that hydrothermal alteration encountered in Icefields is different from other more copper rich-zones on the property, including more distinct silica alteration and more abundant potassium feldspar. At Icefields, disseminated chalcopyrite, minor pyrite and trace molybdenite occur in intensely silcified rocks and hydrothermal breccias similar to the Sulphurets gold deposit. The last drill hole at the Sulphurets Gold Zone is situated approximately 500 meters to the southwest of Icefields. Falconbridge core drilled two holes at Icefields. In hole IF-05-01 fine disseminated chalcopyrite occurs in variably silicified and brecciated rocks down to 121 meters. Below this depth, there is a sharp change in mineral tenor with copper values falling and gold grades increasing. Similar zones were encountered in Hold IF-05-02, however, Falconbridge terminated the hole as copper values receded. Icefields results are as follows:

-------------- ----------- ----------- ------------ -------------- -------------
                                                        COPPER
   DRILL          FROM         TO        INTERVAL        GRADE        GOLD GRADE
    HOLE        (METERS)    (METERS)     (METERS)         (%)            (G/T)
-------------- ----------- ----------- ------------ -------------- -------------
 IF-05-01         16.1        39.2         23.1           0.45           0.21
                  87.1       121.4         34.3           0.29           0.25
                 147.5       198.5         50.8           0.05           0.46
-------------- ----------- ----------- ------------ -------------- --------------
 IF-05-02         26.0        34.0          8.0           0.47           1.64
                  34.0       160.0        126.0           0.03           0.51
-------------- ----------- ----------- ------------ -------------- --------------

Other Zones
-----------
The remaining three zones tested by Falconbridge during the 2005 drill program were the North Mitchell, Main Copper and the MacQuillan.

At North Mitchell, three holes were drilled with the best intercept encountered in Hole NM-05-03 consisting of 66.3 meters of 0.26% copper and 0.25 gpt gold. The other two holes drilled at North Mitchell encountered long intercepts (100 meters plus) of low grade copper and gold mineralization.

At the Main Copper Zone, Falconbridge drilled three holes totaling 956 meters. Long intervals of low grade copper-gold mineralization were encountered in each hole including 70.0 meters at 0.33% copper and 0.32 gpt gold in hole MC-05-01;
234.0 meters at 0.24% copper and 0.17 gpt gold in hole MC-05-02 and 153.7 meters at 0.17% copper and 0.35 gpt gold in hole MC-05-03.

At the MacQuillan zone, one hole (MQ-05-01) was drilled that encountered two zones of interest; 16.0 meters grading 0.31% copper and 0.19 gpt gold and a second zone of 153.5 meters grading 0.21% copper and 0.20 gpt gold.

The Kerr-Sulphurets property is located in the Iskut-Stikine River region, approximately 65 km northwest of Stewart, British Columbia. Falconbridge's exploration activities at Kerr-Sulphurets are being conducted under the supervision of Allan Huard, P. Geo. and Mike Savell, P. Geo., both of whom are Qualified Persons as defined by National Instrument 43-101.

Seabridge has acquired a 100% interest in eight North American gold projects, subject to earn-in rights of up to 65% at its Kerr-Sulphurets project and up to 62.5% at its Quartz Mountain project held by potential partners. For a breakdown of the Company's mineral resources by project and resource category please see http://www.seabridgegold.net/Resource.htm.

ALL RESOURCE ESTIMATES REPORTED BY THE COMPANY, WITH THE EXCEPTIONS OF THE HISTORIC ESTIMATES FOR THE GRASSY MOUNTAIN, KERR SULPHURETS AND HOG RANCH PROJECTS, WERE CALCULATED IN ACCORDANCE WITH THE CANADIAN NATIONAL INSTRUMENT 43-101 AND THE CANADIAN INSTITUTE OF MINING AND METALLURGY CLASSIFICATION SYSTEM. THESE STANDARDS DIFFER SIGNIFICANTLY FROM THE REQUIREMENTS OF THE U.S. SECURITIES AND EXCHANGE COMMISSION. MINERAL RESOURCES WHICH ARE NOT MINERAL RESERVES DO NOT HAVE DEMONSTRATED ECONOMIC VIABILITY.

STATEMENTS RELATING TO THE ESTIMATED OR EXPECTED FUTURE PRODUCTION AND OPERATING RESULTS AND COSTS AND FINANCIAL CONDITION OF SEABRIDGE, PLANNED WORK AT THE COMPANY'S PROJECTS AND THE EXPECTED RESULTS OF SUCH WORK ARE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. FORWARD-LOOKING STATEMENTS ARE STATEMENTS THAT ARE NOT HISTORICAL FACTS AND ARE GENERALLY, BUT NOT ALWAYS, IDENTIFIED BY WORDS SUCH AS THE FOLLOWING: EXPECTS, PLANS, ANTICIPATES, BELIEVES, INTENDS, ESTIMATES, PROJECTS, ASSUMES, POTENTIAL AND SIMILAR EXPRESSIONS. FORWARD-LOOKING STATEMENTS ALSO INCLUDE REFERENCE TO EVENTS OR CONDITIONS THAT WILL, WOULD, MAY, COULD OR SHOULD OCCUR. INFORMATION CONCERNING EXPLORATION RESULTS AND MINERAL RESERVE AND RESOURCE ESTIMATES MAY ALSO BE DEEMED TO BE FORWARD-LOOKING STATEMENTS, AS IT CONSTITUTES A PREDICTION OF WHAT MIGHT BE FOUND TO BE PRESENT WHEN AND IF A PROJECT IS ACTUALLY DEVELOPED. THESE FORWARD-LOOKING STATEMENTS ARE NECESSARILY BASED UPON A NUMBER OF ESTIMATES AND ASSUMPTIONS THAT, WHILE CONSIDERED REASONABLE AT THE TIME THEY ARE MADE, ARE INHERENTLY SUBJECT TO A VARIETY OF RISKS AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL EVENTS OR RESULTS TO DIFFER MATERIALLY FROM THOSE REFLECTED IN THE FORWARD-LOOKING STATEMENTS, INCLUDING, WITHOUT LIMITATION: UNCERTAINTIES RELATED TO RAISING SUFFICIENT FINANCING TO FUND THE PLANNED WORK IN A TIMELY MANNER AND ON ACCEPTABLE TERMS; CHANGES IN PLANNED WORK RESULTING FROM LOGISTICAL, TECHNICAL OR OTHER FACTORS; THE POSSIBILITY THAT RESULTS OF WORK WILL NOT FULFILL PROJECTIONS/EXPECTATIONS AND REALIZE THE PERCEIVED POTENTIAL OF THE COMPANY'S PROJECTS; UNCERTAINTIES INVOLVED IN THE INTERPRETATION OF DRILLING RESULTS AND OTHER TESTS AND THE ESTIMATION OF GOLD RESERVES AND RESOURCES; RISK OF ACCIDENTS, EQUIPMENT BREAKDOWNS AND LABOUR DISPUTES OR OTHER UNANTICIPATED DIFFICULTIES OR INTERRUPTIONS; THE POSSIBILITY OF ENVIRONMENTAL ISSUES AT THE COMPANY'S PROJECTS; THE POSSIBILITY OF COST OVERRUNS OR UNANTICIPATED EXPENSES IN WORK PROGRAMS; THE NEED TO OBTAIN PERMITS AND COMPLY WITH ENVIRONMENTAL LAWS AND REGULATIONS AND OTHER GOVERNMENT REQUIREMENTS; FLUCTUATIONS IN THE PRICE OF GOLD AND OTHER RISKS AND UNCERTAINTIES, INCLUDING THOSE DESCRIBED IN THE COMPANY'S ANNUAL INFORMATION FORM FILED WITH SEDAR IN CANADA (AVAILABLE AT WWW.SEDAR.COM) FOR THE YEAR ENDED DECEMBER 31, 2004 AND IN THE COMPANY'S 20-F FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (AVAILABLE AT WWW.SEC.GOV/EDGAR.SHTML).

FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS, ESTIMATES AND OPINIONS OF THE COMPANY'S MANAGEMENT OR ITS INDEPENDENT PROFESSIONAL CONSULTANTS ON THE DATE THE STATEMENTS ARE MADE.

                                           ON BEHALF OF THE BOARD
                                           "Rudi Fronk," President & C.E.O.

For further information please contact:
Rudi P. Fronk, President and C.E.O.
Tel: (416) 367-9292   o  Fax: (416) 367-2711
Visit our website at www.seabridgegold.net  Email: info@seabridgegold.net

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